FILED BY COEUR D’ALENE MINES CORPORATION PURSUANT TO
RULE 425 UNDER THE SECURITIES ACT OF 1933 AND DEEMED
FILED PURSUANT TO RULE 14A-12 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WHEATON RIVER MINERALS LTD. (NO. 1-31561)

FILING: REGISTRATION STATEMENT ON FORM S-4 (REGISTRATION NO. 333-117325)

Coeur d’Alene Mines Corporation
505 Front Avenue, P.O. Box I
Coeur d’Alene, ID 83816-0316
Telephone 208.667.3511
Facsimile 208.667.2213

Press Release

FOR IMMEDIATE RELEASE

COEUR MAILS PROXY MATERIALS TO COEUR SHAREHOLDERS IN CONNECTION WITH PROPOSED
ACQUISITION OF WHEATON RIVER

Special Meeting of Shareholders to be Held September 30, 2004
To Approve Issuance of Shares and Holding Company Reorganization

Combination Will Create North America’s Fourth Largest Precious Metals Company

     Coeur d’Alene, Idaho, September 1, 2004 — Coeur d’Alene Mines Corporation (NYSE:CDE) announced that it has commenced mailing of its definitive proxy materials to all Coeur shareholders of record as of the close of business on August 2, 2004 in connection with a special meeting of shareholders to be held at The Coeur d’Alene Resort and Conference Center, Second Street and Front Avenue, Coeur d’Alene, Idaho at 11:00 a.m., local time, on September 30, 2004.

     At the special meeting, Coeur shareholders will be asked to vote on the following matters in connection with the company’s offer to purchase all outstanding common shares of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT):

•	Proposal 1: A reorganization transaction to create a holding company structure for Coeur and Wheaton River;

•	Proposal 2: The issuance of shares of stock of the Coeur holding company in the Wheaton River acquisition;

•	Proposal 3: A proposal authorizing the adjournment or postponement of the special meeting to solicit additional votes to approve Proposals 1 and 2; and

•	Such other matters as may be properly brought before the special meeting.

     Coeur’s Board of Directors has unanimously approved the holding company reorganization and the issuance of shares of Coeur holding company stock in connection with the proposed acquisition of Wheaton River and unanimously recommends that Coeur shareholders vote in favor of Proposals 1, 2 and 3.

     Dennis E. Wheeler, Chairman and Chief Executive Officer of Coeur, stated, “At the special meeting, Coeur shareholders will have the opportunity to approve steps that are necessary to complete our acquisition of Wheaton River and thereby create one of North America’s leading precious metals companies. By combining with Wheaton River, Coeur, already the world’s leading primary silver producer, will also become a significant gold producer and the fourth largest precious metals company in North America. Wheaton River has an exciting portfolio of mines and projects that will fit well with our own. Together, we will have four growth projects that will significantly add to the company’s gold and silver production in the near-term and provide a powerful platform for future growth.”

     Mr. Wheeler continued, “We expect this transaction to be immediately accretive to Coeur shareholders on the basis of net asset value, cash flow and earnings. We are fully committed to completing our acquisition so that all shareholders can begin to benefit from this compelling transaction.”

Strategic Benefits

     The combination of Coeur and Wheaton River will transform Coeur into North America’s fourth largest precious metals company and a significant gold producer.

     The combination will:

•	Reinforce Coeur’s status as the world’s largest primary silver company by immediately increasing Coeur’s annual silver production by 50% to 22 million ounces, and to an estimated 35 million ounces by 2007;

•	Transform Coeur into North America’s fourth largest precious metals company;

•	Be one of the fastest growing precious metals companies with four attractive development projects;

•	Be immediately accretive to Coeur’s net asset value, earnings and cash flow per share;

•	Be among the world’s most liquid publicly-traded precious metals mining companies with expected listings on both the NYSE and TSX; and

•	Provide entry into Mexico, the world’s leading silver producing country.

     For information about how to vote, shareholders can call the Company’s proxy solicitor, MacKenzie Partners, Inc., by calling (800) 322-2885 (toll-free) or (212) 929-5500 (collect).

     Coeur d’Alene Mines Corporation is the world’s largest primary silver producer, as well as a significant, low-cost producer of gold. The Company has mining interests in Nevada, Idaho, Alaska, Argentina, Chile and Bolivia.

Cautionary Statement

This document contains numerous forward-looking statements relating to the Company’s silver and gold mining business. Such forward-looking statements include the statements above as to the impact of the proposed acquisition on both the combined entity and the Company’s shareholders. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the Company’s ability to successfully integrate the operations of Wheaton River, assumptions with respect to future revenues, expected mining program performance and cash flows and the outcome of contingencies. Operating, exploration and financial data, and other statements in this document are based on information the company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, the completion and/or updating of mining feasibility studies, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries, as well as other uncertainties and risk factors set out in the Company’s filings from time to time with the SEC, including, without limitation, the Company’s reports on Form 10-K and Form 10-Q, as amended. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Wheaton River or Coeur. Coeur’s offer to purchase is being made to Wheaton River shareholders only pursuant to tender offer material as required by applicable law. This communication also is not a solicitation of proxies from any securities holder of Coeur or Wheaton River. Coeur has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO and has filed the offer materials mailed to shareholders of Wheaton River in Canada with Canadian securities regulators. Coeur also has filed a registration statement on Form S-4 which contains a combined proxy statement/prospectus relating to the special meeting of Coeur shareholders described in this press release. YOU ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE TO, THE OFFER AND CIRCULAR MAILED TO CANADIAN SHAREHOLDERS AND ANY OTHER RELEVANT DOCUMENTS, INCLUDING PROXY MATERIALS, FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You can obtain such materials, and any amendments and supplements thereto without charge at the SEC’s website, www.sec.gov (for materials filed with the SEC) and on SEDAR, www.sedar.com (for materials filed with Canadian securities regulators). In addition, you may obtain offer materials and any related proxy materials and the other documents filed by Coeur with the SEC and the Canadian securities regulators by requesting them in writing from, 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814, Attn: Investor Relations, tel: (208) 667-3511.

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Contacts:	James A. Sabala
Chief Financial Officer
208-769-8152

Mitchell J. Krebs
Vice President Of Corporate Development
773-255-9808

Tony Ebersole
Investor Relations
800-523-1535

Judith Wilkinson / Matthew Sherman
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Dan Burch / Steve Balet
MacKenzie Partners, Inc.
212-929-5500

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